UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice Regarding Repurchase of Own Shares (Ordinary Shares)

(Repurchase of own shares pursuant to the provisions of Article 156 of the Company Law,

in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law

and its Articles of Incorporation)

Tokyo, October 31, 2007 — Mitsubishi UFJ Financial Group, Inc. (the “Company”) resolved, at the meeting of the Board of Directors of the Company held today, to repurchase its own shares pursuant to the provision of Article 156 of the Company Law, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and its Articles of Incorporation.

1.	Reasons for Repurchase of Own Shares

To improve capital efficiency and allow the implementation of capital policies flexible in accordance with the business environment.

2.	Outline of Repurchase

(1) Type of shares to be repurchased:	Ordinary shares of the Company

(2) Aggregate number of shares to be repurchased:	Up to 150,000,000 shares (Equivalent to 1.43% of the total number of issued ordinary shares (excluding own shares))

(3) Aggregate amount of repurchase price:	Up to JPY 150,000,000,000

(4) Repurchase period:	From December 3, 2007 to March 24, 2008

(Reference)	Own shares held by the Company as of September 30, 2007:
Total number of issued ordinary shares (excluding own shares) 10,487,294,143 shares
Number of own shares 374,349,647 shares

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release is published in order to publicly announce the Company’s repurchase of its own shares (ordinary shares) and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.